RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:07 01 April 2025 RNS Number : 0189D Unilever PLC 01 April 2025 TRANSACTIONS IN OWN SECURITIES 01 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 31 March 2025 Number of ordinary shares purchased: 30,000 Highest price paid per share: GBP 46.3000 Lowest price paid per share: GBP 46.0200 Volume weighted average price paid per share: GBP 46.1380 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 62,374,277 of its ordinary share and has 2,506,173,542 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 46.1380 30,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 289 46.07 XLON 10 533 46.07 XLON 10 597 46.07 XLON 10 252 46.07 XLON 10 31 46.05 XLON 10 798 46.05 XLON 10 17 46.08 XLON 10 255 46.08 XLON 10 262 46.10 XLON 10 258 46.15 XLON 11 257 46.09 XLON 11 230 46.07 XLON 11 25 46.07 XLON 11 254 46.07 XLON 11 254 46.05 XLON 11 252 46.08 XLON 11 256 46.07 XLON 11 100 46.04 XLON 11 288 46.08 XLON 12 47 46.08 XLON 12 102 46.07 XLON 12 52 46.07 XLON 12 150 46.07 XLON 12 161 46.07 XLON 12 82 46.07 XLON 12 186 46.07 XLON 12 291 46.10 XLON 12 280 46.09 XLON 12 268 46.02 XLON 12 252 46.02 XLON 12 262 46.04 XLON 13 252 46.04 XLON 13 173 46.09 XLON 13 291 46.07 XLON 13 274 46.11 XLON 13 271 46.10 XLON 13 259 46.12 XLON 13 33 46.13 XLON 13 376 46.14 XLON 13 198 46.14 XLON 13 331 46.19 XLON 13 326 46.17 XLON 13 260 46.16 XLON 13 255 46.15 XLON 14 262 46.17 XLON 14 200 46.15 XLON 14 60 46.15 XLON 14 251 46.16 XLON 14 20 46.14 XLON 14 369 46.15 XLON 14 374 46.13 XLON 14 29 46.11 XLON 14 371 46.10 XLON 14 313 46.13 XLON 14 283 46.12 XLON 14 281 46.21 XLON 14 111 46.21 XLON 14 168 46.21 XLON 14 267 46.26 XLON 14 274 46.30 XLON 14 264 46.28 XLON 14 261 46.20 XLON 14 260 46.22 XLON 14 263 46.23 XLON 14 271 46.26 XLON 14 264 46.26 XLON 14 86 46.25 XLON 14 178 46.25 XLON 14 258 46.25 XLON 14 261 46.26 XLON 14 260 46.20 XLON 14 259 46.17 XLON 14 256 46.23 XLON 14 258 46.25 XLON 14 255 46.27 XLON 14 238 46.28 XLON 14 21 46.28 XLON 14 254 46.27 XLON 15 259 46.20 XLON 15 261 46.20 XLON 15 255 46.23 XLON 15 254 46.22 XLON 15 252 46.18 XLON 15 251 46.17 XLON 15 258 46.16 XLON 15 97 46.10 XLON 15 158 46.10 XLON 15 259 46.07 XLON 15 263 46.10 XLON 15 264 46.08 XLON 15 255 46.06 XLON 15 253 46.06 XLON 15 260 46.06 XLON 15 261 46.07 XLON 15 263 46.13 XLON 15 266 46.14 XLON 15

273 46.13 XLON 15 265 46.11 XLON 15 339 46.17 XLON 15 274 46.15 XLON 15 30 46.15 XLON 15 310 46.18 XLON 15 213 46.18 XLON 15 89 46.18 XLON 15 312 46.14 XLON 15 307 46.16 XLON 15 316 46.17 XLON 15 24 46.17 XLON 16 297 46.17 XLON 16 309 46.20 XLON 16 315 46.18 XLON 16 309 46.16 XLON 16 315 46.17 XLON 16 304 46.15 XLON 16 306 46.14 XLON 16 252 46.12 XLON 16 258 46.12 XLON 16 10 46.14 XLON 16 99 46.14 XLON 16 99 46.14 XLON 16 92 46.14 XLON 16 286 46.12 XLON 16 29 46.12 XLON 16 316 46.12 XLON 16 24 46.06 XLON 16 299 46.06 XLON 16 324 46.05 XLON 16 176 46.05 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.